SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SatCon Technology Corporation
(Name of Issuer)

$0.01 Par Value Common Stock
(Title of Class of Securities)

803893106
(CUSIP Number)


CATHERINE S. HILL, ESQ
Catherine S. Hill, PLLC
4 Global View
Troy, NY 12180
(518) 285-7586


October 21, 1999
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(g), check the following box:

CUSIP No. 803893106


1. NAME OF REPORTING PERSONS
Mechanical Technology Incorporated

IRS IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
141462255

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3. SEC USE ONLY

4. SOURCE OF FUNDS

WC,AF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEMS 2(d) OR 2(e)


6. CITIZENSHIP OR PLACE OF ORGANIZATION
Organized under the Laws of the State of New York.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7. SOLE VOTING POWER
1,900,000 shares

8. SHARED VOTING POWER


9. SOLE DISPOSITIVE POWER
1,900,000 shares

10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,900,000 shares

12. CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES.

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.
16.5%

14. TYPE OF REPORTING PERSON
CO



SCHEDULE 13D

Item 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock") of SatCon Technology Corporation ("SatCon"), a Delaware Corporation with its principal office located at 161 First Street, Cambridge, Massachusetts, 02142.

Item 2. Identity and Background.

This statement is being filed by Mechanical Technology Incorporated, a New
York Corporation ("MTI"). MTI is a manufacturer of advanced products that combine precision sensing capabilities with proprietary software to serve a variety of applications for commercial and military aviation, computer equipment and energy conversion markets. The address of MTI's principal office is 968 Albany-Shaker Road, Latham, NY 12110.

During the past five years, MTI has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities to, Federal or State Securities Laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

Pursuant to the Stock Purchase Agreement dated October 21, 1999, (the
"Stock Purchase Agreement") and the Securities Purchase Agreement dated October 21, 1999, entered into by SatCon and MTI (the "Securities Purchase Agreement"), MTI has acquired beneficial ownership of 1,900,000 shares of SatCon Common Stock.

Under the Stock Purchase Agreement and the Securities Purchase Agreement,
MTI received 1,140,800 shares of SatCon Common Stock, and warrants to purchase up to 36,000 shares of SatCon Common Stock at an exercise price of $8.80 per share, on October 21, 1999. In exchange for these shares and warrants MTI; a) delivered $2,570,000 in cash; b) issued warrants to purchase up to 36,000 shares of MTI's common stock at $37.66 per share; and c) transferred all stock of Ling Electronics, Incorporated ("Ling, Inc."), a California Corporation with principal offices at 4890 East La Palma Avenue, Anaheim, California, 92807, and Ling Electronics, Limited ("Ling, Ltd."), a United Kingdom Corporation, with its principal office c/o J.Bignall, 3 De Walden Court, 85 New Cavendish Street, London, W1M 7RA, United Kingdom, to SatCon. Each of Ling, Inc., and Ling, Ltd. was a wholly owned subsidiary of MTI prior to this transaction.

The Securities Purchase Agreement further obligates MTI to purchase an additional 659,200 shares of SatCon Common Stock and warrants to purchase an additional 64,000 shares of SatCon Common Stock at an exercise price of $8.80 per share on or before January 31, 2000, in exchange for $4,500,000 in cash and warrants to purchase an additional 64,000 MTI shares of MTI common stock at an exercise price of $37.66 per share.

Item 4. Purpose of Transaction.

MTI acquired its beneficial ownership in the 1,900,000 shares of SatCon Common Stock as a long-term investment in SatCon. All shares of the SatCon Common stock acquired are or will be newly issued shares, and will increase the number of shares of Common Stock outstanding. MTI does not presently intend to acquire control of SatCon. To the knowledge of MTI, none of MTI's directors or officers presently intends to acquire control of SatCon. However, if MTI believes that further investment in SatCon is attractive, whether due to the market price of SatCon's securities or otherwise, MTI may acquire additional shares of SatCon Common Stock, or other securities of SatCon. Similarly, subject to all applicable Federal and state securities laws, and depending on the market for SatCon shares and other factors, MTI may from time to time determine to dispose of some or all of its interest in SatCon.

Pursuant to Securities Purchase Agreement, MTI has the right to designate two members of SatCon's board of directors. Alan Goldberg, a member of MTI's board of directors, and Co-Chief Executive Officer, President, and board member of First Albany Companies, Incorporated (which is a controlling shareholder of MTI), has been designated as MTI's first member on SatCon's board of directors. MTI also has the right to designate a second director to SatCon's board of directors, subject to SatCon's approval of that director. The right to designate such directors terminates if MTI owns less than five percent
(5%) of SatCon's outstanding Common Stock on or before July 31, 2000, or at any time ceases to own five percent (5%) of SatCon's outstanding Common Stock.

Item 5. Interest in Securities of the Issuer.

(a) MTI is the direct beneficial owner of 1,900,000 shares of SatCon Common Stock, which represents 16.5% of the Common Stock outstanding on October 21, 1999. All shares owned or to be acquired by MTI are or will be newly issued shares. For the purpose of determining MTI's ownership percentage, the total number of shares outstanding has been increased to reflect issuance of the full 1,900,000 shares. The total number of shares outstanding and MTI's ownership percentage do not reflect the exercise of warrants or options other than those owned by MTI pursuant to this transaction.

(b) MTI has the sole power to direct the vote and disposition of all Common Stock directly owned by it as described in paragraph (a).

(c) MTI has not effected any transactions in SatCon Common Stock during the past 60 days.

(d) No other person is known to have the right to receive dividends from, or proceeds from the sale of the Common Stock acquired by MTI in this transaction.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer.

Other than as discussed in this schedule 13D, MTI and SatCon have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Materials to be Filed as Exhibits.

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:	_________

MECHANICAL TECHNOLOGY, INCORPORATED.

By:_______________________________